Exhibit 99.1

Key Components of Results of Operations

Comparison of Results of Operations for the Six Months Ended March 31, 2025 and 2024

The following tables summarize our results of operations from unaudited condensed consolidated statements of operations and comprehensive loss for the six months ended March 31, 2024 and 2024, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Periods Ended March 31,
	2025		2024		Variance
	Amount	% of revenue	Amount	% of revenue	Amount	%
Revenues	$26,729,054	100.0%	$19,918,959	100.0%	$6,810,095	34.2%
Cost of revenues	(14,926,118)	(55.8)%	(8,100,554)	(40.7)%	(6,825,564)	84.3%
Gross profit	11,802,936	44.2%	11,818,405	59.3%	(15,469)	(0.1)%

Operating expenses:
Selling expenses	(78,369)	(0.3)%	(361,792)	(1.8)%	283,423	(78.3)%
General and administrative expenses	(4,229,947)	(15.8)%	(3,907,045)	(19.6)%	(322,902)	8.3%
Research and development expenses	(5,808,899)	(21.7)%	(839,388)	(4.2)%	(4,969,511)	592.0%
Total operating expenses	(10,117,215)	(37.8)%	(5,108,225)	(34.0)%	(5,008,990)	98.1%

Income from operations	1,685,721	6.4%	6,710,180	33.7%	(5,024,459)	(74.9)%

Other income (expenses):
Interest income	25,227	0.1%	204,254	1.0%	(179,027)	(87.6)%
Interest expenses	(145,354)	(0.5)%	(117,858)	(0.6)%	(27,496)	23.3%
Issuance costs allocated to warrant liability	0	—	(823,846)	(4.1)%	823,846	(100.0)%
Change of fair value of warrant liability	3,734,131	14.0%	6,743,319	33.9	(3,009,188)	(44.6)%
Other income, net	24,095	0.1%	40,134	0.2%	(16,039)	(40.0)%
Total other income, net	3,638,099	13.7%	6,046,003	30.4%	(2,407,904)	(39.8)%

Income before income taxes	5,323,820	20.1%	12,756,183	64.1%	(7,432,363)	(58.3)%
Income taxes expense	(284,284)	(1.1)%	(2,436,804)	(12.2)%	2,152,520	(88.3)%
Net income	5,039,536	19.0%	10,319,379	51.9%	(5,279,843)	(51.2)%

Revenue

We generate revenue primarily through virtual technology service and digital asset development. Total revenues increased by $6.8 million or 34.2%, from $19.9 million for the six months ended March 31, 2024, to $26.7 million for the six months ended March 31, 2025. The following table sets forth a breakdown of our revenues:

	For the Six Months Ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$15,036,110	56.3%	$8,968,867	45.0%	$6,067,243	67.6%
Digital asset development and others	11,692,944	43.7%	10,950,092	55.0%	742,852	6.8%
Total	$26,729,054	100.0%	$19,918,959	100.0%	$6,810,095	34.2%

Revenues from virtual technology service

Revenues from virtual technology service accounted for 56.3% and 45.0% of total revenues for the six months ended March 31, 2025 and 2024, respectively. Revenues from virtual technology service increased by $6.1 million, or 67.6% from $9.0 million for the six months ended March 31, 2024, to $15.0 million for the six months ended March 31, 2025. Such increase was mainly driven by the recovery of the movie and TV industries boomed in China in recently two years led to an increase in the revenue contribution of movies and TV series projects. Revenue from movies and TV series projects increased as a result of the expansion of the overall business scale of the market, and we kept strengthening our relationship with existing customers as most of the new customers were referred by the current customers.

Revenues from digital asset development and others

We launched our digital asset development and others business in the fourth quarter of 2021. Revenues from digital assets development and others accounted for 43.7% and 55.0% of total revenues for the six months ended March 31, 2025 and 2024, respectively. Revenues from digital assets development and others increased by $0.7 million or 6.8% from $11.0 million for the six months ended March 31, 2024, to $11.7 million for the six months ended March 31, 2025. Such increase was mainly driven by the boom of the concept of the metaverse and our business strategies of expanding the new digital asset development continuously and focusing more on the higher margin business line. Additionally, we have expanded and reached out to new customers in game production and cultural tourism business in this year, which also contribute to our significant increase in revenue from digital asset development revenue. We have also entered into copyright licensing contracts to authorize production rights, adaption rights, sublicense rights of licensed copyrights and digital assets with entertainment production companies. In the future, we plan to contribute more resources in this business line and the proportion of digital asset development of total revenues is expected to further increase.

Cost of Revenues

Cost of revenues primarily consists of outsourcing content production costs, payroll and related costs for employees involved with the Company’s operations and product support, such as rental and depreciation expenses. Total cost of revenues increased by $6.8 million or 84.3%, from $8.1 million for the six months ended March 31, 2024, to $14.9 million for the six months ended March 31, 2025. The following table sets forth a breakdown of our cost of revenues by services offered for the six months ended March 31, 2025 and 2024:

	For the Six Months Ended March 31,
	2025		2024		Variance
	Amount	%	Amount	%	Amount	%
Virtual technology service	$9,489,173	63.6%	$6,415,668	79.2%	$3,073,505	47.9%
Digital asset development and others	5,436,945	36.4%	1,684,886	20.8%	3,752,059	222.7%
Total	$14,926,118	100.0%	$8,100,554	100.0%	$6,825,564	84.3%

Cost of revenues for virtual technology service increased by $3.1 million, or 47.9%, from $6.4 million for the six months ended March 31, 2024 to $9.5 million for the six months ended March 31, 2025. Our cost of revenues of virtual technology service primarily consists of outsourcing costs, staff cost and allocated overhead related to each content production. The cost of revenues was varied in accordance with different projects.

Cost of revenues for digital asset development and others increased by $3.8 million, or 222.7%, from $1.7 million for the six months ended March 31, 2024 to $5.4 million for the six months ended March 31, 2025. The cost of revenue primarily comprised of salary and benefits incurred by staff responsible for the production of the licensed copyrights, cost or amortization of digital assets and out-sourced production and development services. The increase in cost of revenues was mainly due to an increase in the amortization of digital assets allocated to this fiscal year.

Gross Profit and Gross Margin

As a result of changes in revenue and cost of revenues, gross profit decreased by $15,469, or 0.1% from $11.82 million for the six months ended March 31, 2024 to $11.80 million for the six months ended March 31, 2025. The following table sets forth a breakdown of our gross profit and gross margin by services offered for the six months ended March 31, 2025 and 2024:

	For the Six Months Ended March 31,
	2025		2024		Variance
	Gross profit	GM%	Gross profit	GM%	Amount %
Virtual technology service	$5,546,937	36.9%	$2,553,199	28.5%	$2,993,738	117.3%
Digital asset development and others	6,255,999	53.5%	9,265,206	84.6%	-3,009,207	-32.5%
Total	$11,802,936	44.2%	$11,818,405	59.3%	$-15,469	-0.1%

The gross margin decreased from 59.3% for the six months ended March 31, 2024 to 44.2% for the six months ended March 31, 2025, which was mainly because that (i) the gross profits margin for virtual technology services increased from 28.5% for the six months ended March 31, 2024 to 36.9% for the six months ended March 31, 2025. Gross margin varied in accordance with different projects. The variance in gross margin for virtual technology services is primarily due to completion of additional higher margin projects in the six months ended March 31, 2025 as compared to the prior period; and (ii) the gross profits margin for digital asset development business and others was 53.5% for the six months ended March 31, 2025. The margin of digital asset development and others are normally higher than our traditional virtual technology services. The decrease in gross margin of this business line is primarily the increase in the number of digital assets, resulting in an increase in the costs allocated to this fiscal year.

Operating Expenses

Operating expenses increased by $5.0 million, or 98%, from $5.1 million for the six months ended March 31, 2024, to $10.1 million for the six months ended March 31, 2025. The change was primarily caused by the increase of $0.3 million in general and administrative expenses and the decrease of $0.3 million in selling expenses partially offset by increase of $5.0 million in research and development expenses.

Selling Expenses

Selling expenses primarily included salary and benefit expenses incurred by sales and marketing personnel and related office expenses. Selling expenses decreased by $0.3 million, or 78.3%, from $0.4 million for the six months ended March 31, 2024 to $78,369 for the six months ended March 31, 2025. Due to industry characteristic, our customer acquisition mainly relies on accumulated reputation in industry and internal recommendations, and there is no direct correlation between selling expenses and revenue growth. Selling expenses represent 0.3% and 1.8% of total revenues for the six months ended March 31, 2025 and 2024, respectively.

General and Administrative Expenses

General and administrative expenses primarily consist of salary and benefit incurred by administration department as well as management, professional service fees, operating lease expenses for office rentals, deprecation, travelling expenses and provision for doubtful accounts. General and administrative expenses increased by $0.3 million, or 8.3%, from $3.9 million for the six months ended March 31, 2024 to $4.2 million for the six months ended March 31, 2025. The increase was mainly due to increased provision for doubtful accounts of $2.0 million, the decreased salary and bonus of $0.5 million, the decreased service fee of $1.0 million and the decreased intermediary agency fees of $0.2 million. General and administrative expenses represent 15.8% and 19.6% of total revenues for the six months ended March 31, 2025 and 2024, respectively.

Research and Development Expenses

Research and development expenses primarily consist of employee salaries and benefits for research and development personnel, allocated overhead and outsourced development expenses. Cost incurred for the internally developed IP of virtual content, scripts and digital assets to be licensed or sold during the planning and designing stage are expensed when incurred and are included in the research and development expenses are expensed when incurred. Research and development expenses increased by $5.0 million, or 592.0%, to $5.8 million for the six months ended March 31, 2025, from $0.8 million for the same period in 2024. This increase is mainly due to a $3.3 million increase in technical service fees and a $1.4 million increase in equity incentives.

Other income (expenses)

Interest income

Interest income primarily arise from the loans to third parties. Interest income decreased by $0.2 million, or 87.6%, to $25,227 for the six months ended March 31, 2025, from $0.2 million for the same prior-year period.

Interest expenses

Interest expenses primarily arise from bank loans. Interest expenses increased by $27,496, or 23.3%, to $145,354 for the six months ended March 31, 2025, from $0.1 million for the same prior-year period, which was mainly attributable to higher average outstanding borrowings from banks.

Issuance costs allocated to warrant liability

Issuance costs associated with warrants issued in a bundled transaction should be allocated to each instrument using a reasonable method. Issuance costs allocated to a warrant liability should be expensed as incurred and issuance costs allocated to an ordinary share should be recorded in additional paid-in capital. For the six months ended March 31, 2025 and 2024, issuance costs allocated to warrant liability was $nil and $0.8 million, respectively.

Change in Fair Value of Warrant Liability

Warrants classified as liabilities are initially recorded at fair value with gains and losses arising from changes in fair value recognized in the unaudited condensed consolidated statements of operations during the period in which such instruments are outstanding. The fair value change gain for the six months ended March 31, 2025 was $3.7 million, mainly due to the change in share price from the issue date to March 31, 2025.

Income tax expense

We recorded an income tax expense of $0.3 million for the six months ended March 31, 2025, compared to an income tax expense of $2.4 million for the same prior-year period.

Net Income

As a result of the foregoing, we recorded a net income of $  5.0 million for the six months ended March 31, 2025, as compared to a net income of $10.3 million for the same prior-year period.

5.B. Liquidity and Capital Resources.

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. To date, we have financed our operations primarily through cash from operations, short-term borrowings from banks, and capital contributions from shareholders, which have historically been sufficient to meet our working capital requirements.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, funding from public offerings, if necessary, to ensure sufficient working capital. As of March 31, 2025, we had cash in the amount of $6.0 million. As of March 31, 2025, we had bank loans of $5.1 million; management expects that it would be able to obtain new bank loans or renew its existing bank loans upon their maturity based on past experience and the Company’s good credit history. On October 13, 2024, the Company issued and sold 333,333(Pre-split 5,000,000) Class A accompanying warrants of 666,667 (Pre-split 10,000,000) shares. The net proceeds of $2.5 million were received in October, 2025. On October 13, 2024, the Company issued and sold 333,333(Pre-split 5,000,000) Class A accompanying warrants of 666,667 (Pre-split 10,000,000) shares. The net proceeds of $2.5 million were received in October, 2024.

We believe that the current cash and cash flows provided by future operating activities and loans from banks and third parties will be sufficient to meet the working capital needs in the next 12 months from the date the financial statements were issued. If we experience an adverse operating environment or incurs unanticipated capital expenditure requirements, or if we decide to accelerate growth, then additional financing may be required. We cannot guarantee, however, that additional financing, if required, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of equity securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial support from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

Substantially all of our current operations are conducted in China and all of our revenue, expenses, cash are denominated in RMB. Current foreign exchange and other regulations in the PRC may restrict our PRC entities in their ability to transfer their net assets to us. However, we have no present plans to declare dividend and we plan to retain our retained earnings to continue to grow business. In addition, these restrictions had no impact on our ability to meet cash obligations as all of current cash obligations are due within the PRC.

Cash Flows Analysis

For the Six Months Ended March 31, 2025 and 2024

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Six Months Ended March 31,
	2025	2024
Net cash provided by (used in) operating activities	$10,131,789	$9,470,764
Net cash (used in) investing activities	(17,407,270)	(25,694,918)
Net cash provided by financing activities	2,389,612	13,662,662
Effect of foreign exchange rate on cash	(181,534)	(516,979)
Net (decrease)/increase in cash	(5,067,403)	(3,078,471)
Cash at the beginning of the year	11,068,560	10,437,580
Cash at the end of the year	$6,001,157	$7,359,109

Operating Activities

Net cash provided by operating activities was $10.1 million for the six months ended March 31, 2025, mainly derived from (i) a net income of $5.0 million adjusted for noncash depreciation amortization of $5.4 million, provision for doubtful accounts of $2.2 million, equity-settled share based payments of $1.4 million and change in fair value of warrant liability of $3.7 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in advance from customers of $1.5 million because of the expansion of our business in this period; (b) an decrease in accounts payable of $0.6 million; (c) an decrease in advance to vendors of $2.5 million mainly for outsourced digital assets. We expect to utilize these prepayments before the fiscal year of 2025.

Net cash provided by operating activities was $9.5 million for the six months ended March 31, 2024, mainly derived from (i) a net income of $10.3 million adjusted for noncash depreciation and amortization of $1.6 million and change in fair value of warrant liability of $6.7 million, (ii) net changes in the operating assets and liabilities, primarily comprising of (a) an increase in advance from customers of $0.7 million because of the expansion of our business in this period; (b) an decrease in advance to vendors of $2.1 million mainly for outsourced digital assets. We expect to utilize these prepayments before the fiscal year of 2024.

Investing Activities

Net cash used in investing activities amounted to $17.4 million for the six months ended March 31, 2025, mainly due to the Company purchased intangible assets of $17.4 million this period.

Net cash used in investing activities amounted to $25.7 million for the six months ended March 31, 2024, primarily consisting of loans to third parties of $14.6 million, purchase of intangible assets of $21.0 million and payment of long-term investments of $0.3 million, partially offset by collection of loans to third parties of $10.2 million.

Financing Activities

Net cash provided by financing activities amounted to $2.4 million for the six months ended March 31, 2025, primarily consisting of net proceeds from issuance of ordinary shares upon public offering of $2.5 million and proceeds from bank loans of $1.9 million , partially offset by repayments of bank loans of $2.0 million.

Net cash provided by financing activities amounted to $13.7 million for the six months ended March 31, 2024, primarily consisting of net proceeds in issuance of warrants of $8.9 million, net proceeds from issuance of ordinary shares upon public offering of $5.0 million and proceeds from bank loans of $1.2 million , partially offset by repayments of bank loans of $1.6 million.

Contractual Obligations

As of March 31, 2025 our contractual obligations were as follows:

	Payments due by period
	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Contractual Obligations
Bank loans and interest expenses	$5,109,684	$5,109,684	$—	$—	$—
Loans from third parties	$22,738	$22,738	$—	$—	$—
Operating Lease Obligations	447,470	308,028	139,442	—	—
Total	$5,579,892	$5,440,450	$139,442	$—	$—